                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                 Commission File Number 1-13084
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                          NOTIFICATION OF LATE FILING


(Check One):  /x/ Form 10-K  / / Form 11-K  / / Form 20-F  / / Form 10-Q
              / / Form N-SAR

    For Period Ended: For the Year Ended December 31, 1997
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/ / Transition Report on Form 10-K          / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F          / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

    For the Transition Period Ended:
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    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                    PART I
                            REGISTRANT INFORMATION


Full name of registrant  Byron Preiss Multimedia Company, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)
                             24 West 25th Street
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City, state and zip code      New York, NY 10010
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                                   PART II
                           RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   | (a) The reasons described in reasonable detail in Part III of this form
   |     could not be eliminated without unreasonable effort or expense;
   |
   | (b) The subject annual report, semi-annual report, transition report on
   |     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
/X/|     filed on or before the 15th calendar day following the prescribed
   |     due date; or the subject quarterly report or transition report on Form
   |     10-Q, or portion thereof will be filed on or before the fifth calendar
   |     day following the prescribed due date; and
   |
   | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
   |     has been attached if applicable.

                                   PART III
                                  NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) See Exhibit A to Part III attached hereto.

                                   PART IV
                              OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

   Mr. James Dellomo                       (212)          989-2302
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       (Name)                            (Area Code)  (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                     /X/ Yes  / / No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? See A to Part IV attached.
                                                        /X/ Yes  / / No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                    Byron Preiss Multimedia Company, Inc.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 1998                 By /s/ James Dellomo
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                                        James Dellomo, CFO


        Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized respresentative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

    Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

    1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

    2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

    3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

    4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

    5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                            Exhibit A to Part III
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        The Form 10-KSB for the year ended December 31, 1997 of Byron Preiss Multimedia Company, Inc. (the "Company"), could not be filed within the prescribed time without unreasonable effort and expense primarily due to a combination of the following factors:

        (i) As a result of the Company's acquisition of Multi Dimensional Communications, Inc. and New Media Schoolhouse, Inc., the Company has experienced unanticipated delays in administrative processing and requires additional time to fully integrate and consolidate the accounting information of the full operations of the Company.

        (ii) Certain key accounting personnel recently left the employ or the Company.

        (iii) In addition, the Company's accountant, Arthur Andersen, LLP, is assisting management in the preparation of its financial statements as it pertains to accounting for Discontinued Operations.


                            Exhibit A to Part IV
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        Yes, the Company must determine the amount of goodwill associated with the above mentioned acquisitions (see Exhibit A to Part III above), account for interest expense associated with certain financing during the year, as well as, an allocation of revenues and expenses associated with the Company's discontinued operations, and is currently not in a position to formulate a reasonable estime of the financial effect thereof, as described in Exhibit A to
Part III above.